EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2010	2009

Income before income taxes (1)	$3,524	$3,123

Add: Fixed charges, excluding capitalized interest	355	455

Income as adjusted before income taxes	$3,879	$3,578

Fixed charges:
Interest expense	$230	$332
Capitalized interest	0	3
Portion of rental expense representative of interest	125	123

Total fixed charges	$355	$458

Ratio of earnings to fixed charges	10.93	7.81

(1)          Income before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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